Exhibit (n)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Independent Registered Public Accounting Firm” in this Registration Statement on Form N-2 and related Prospectus of Carlyle Secured Lending, Inc. for the registration of preferred stock, debt securities, subscription rights, warrants, units and shares of common stock and to the incorporation by reference therein of our reports dated February 26, 2024, with respect to the consolidated financial statements of Carlyle Secured Lending, Inc., and the effectiveness of internal control over financial reporting of Carlyle Secured Lending, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2023, and the consolidated financial statements of Middle Market Credit Fund, LLC included therein, filed with Securities Exchange Commission.

/s/ Ernst & Young LLP

Tysons, VA

April 29, 2024